UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 333-206989 CUSIP Number G8789K108

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Ability Inc.

Former Name if Applicable:	Cambridge Holdco Corp.

Address of Principal Executive Office
(Street and Number):	Yad Harutzim 14

City, State and Zip Code:	Tel Aviv, Israel 6770007

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ability Inc. (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it was unable to file, without unreasonable effort and expenses, its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Annual Report”) on or before the prescribed due date of May 1, 2017. As previously disclosed, Registrant's independent board members resigned in early April and Registrant's management has had to devote substantial time and effort to identify replacements and address various regulatory issues that have arisen in connection with the resignations. Registrant has therefore been unable to conclude internal and external discussions with its advisors on the disclosures for the Annual Report and its financial statements. The Registrant anticipates that it will file the Annual Report within the prescribed extension period.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Avi Levin	(+972)	3-687-9777
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 For the year ended December 31, 2016, the Registrant expects to report revenues of $16.5 million, a decrease of $35.7 million, or 68%, compared to total revenues of $52.2 million for the year ended December 31, 2015. This change in results of operations is primarily attributable to the ongoing transition to a revenue stream more focused on ULIN, the customer adoption of which has been much slower than the Registrant had anticipated.

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SIGNATURE

Ability Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: May 1, 2017

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